Exhibit 97
FB Financial Corporation and FirstBank
Compensation Recovery Policy

Policy
Last Approval Date:	July 31, 2023
Policy Overview
The board of directors of FB Financial Corporation (the “Company”) has adopted this policy regarding the recovery of incentive compensation paid to executive officers that is based upon the financial performance of the Company under certain circumstances. This policy is intended to provide for recovery of incentive compensation in situations that are regulated by Section 304 of the Sarbanes-Oxley Act of 2002, as amended, and to be consistent with Section 954 of the Dodd-Frank Act Wall Street Reform and Consumer Protection Act of 2010 and the rules and requirements of the New York Stock Exchange (“NYSE”) (including Section 303A.14 of the NYSE Listed Company Manual) (such legal requirements, and rules and requirements of the NYSE, collectively, the “SEC/NYSE Clawback Rules”). In addition, this policy sets forth required conditions for determining achievement of performance measures that are associated with incentive compensation. Enforcement of this policy shall be governed by the compensation committee of the board of directors of the Company (the “Committee”). For a list of additional defined terms applicable to this policy, see Section 2.0 below.

Policy Statement

1.0General Application
In general, this policy is intended to be applied as described in this Article I, and the specific provisions of this policy shall be interpreted consistently with such intent.
1.1    Application. This policy applies to anyone who is or was determined to be an “Executive Officer” of the Company as defined in Section 2.0.
1.2    Compensation Recovery Events. This policy will be applied to recover Incentive Compensation in the situations provided in Section 3 below as well as from all affected Executive Officers whenever the Company undertakes an Accounting Restatement due to material noncompliance with any financial reporting requirements under the securities laws.
1.3    Assessment of Performance. In order to determine if the performance conditions that are associated with Incentive Compensation Awards have been satisfied, the Committee will make all assessments of financial performance based on the Company’s audited financial statements that cover the period of performance with respect to an Award.
2.0Defined Terms
The terms defined in this Article will be interpreted by the Committee, in its sole discretion, consistently with the Exchange Act and other applicable law. Unless the context otherwise requires, the following definitions apply for purposes of this policy:
a.Accounting Restatement means the revision of previously issued financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the Current period (a “little r” restatement).

Compensation Recovery Policy

b.Award means an award of Incentive Compensation, which generally is subject to vesting and/or performance conditions or is granted based on satisfaction of performance conditions.

c.Executive Officer means a person who has been designated by the board of directors as an
“officer” by the Company for purposes of Section 16 of the Exchange Act.

d.Exchange Act means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

e.Financial reporting measures means measures that are determined by the Company and presented in accordance with the accounting principles used in preparing the Company’s financial statements. For purposes of this policy, any measures that are derived wholly or in part from such measures, and stock price and total shareholder return~~.~~  shall be considered financial reporting measures. For the avoidance of doubt, a financial reporting measure need not be presented within the Company’s financial statements or including in a filing with the SEC.

f.Incentive Compensation means any incentive compensation to an Executive Officer that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive Compensation includes most cash bonus payments and equity-based compensation awards and proceeds received up on the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on satisfying a Financial Reporting Measure performance goal but does not include base salary or benefits under broad-based employee benefit plans.

g.Misconduct means intentional misconduct or reckless disregard with respect to an applicable law or standard (e.g., GAAP) by an Executive Officer that results in a misstatement in financial reporting by the Company.

h.Received means when Incentive Compensation is received, and Incentive Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if payment or grant of the Incentive Compensation occurs after the end of that period.

i. “Restatement Date” shall mean the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

j.Subsidiary or Subsidiaries means covered subsidiaries as defined in 12 U.S.C. § 5381(a)(9).

3.0    Authority to Recover Incentive Compensation
Any agreement with or Award to an Executive Officer that provides for Incentive Compensation shall include a delegation of authority to the Committee to recover Incentive Compensation in the following circumstances:
3.1    Accounting Restatement
In the event that the Company is required to prepare an Accounting Restatement then the Company shall recover the amount of Incentive Compensation paid to any Executive Officer or former Executive Officer, in a manner consistent with the terms described in this Section 3.

(a)Amount to be Recovered. The amount of Incentive Compensation to be recovered shall be the amount Received that exceeds the amount of Incentive Compensation that otherwise would have been Received by an Executive Officer had it been determined based on the Accounting Restatement and shall be computed without regard to any taxes paid. For Incentive Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount shall be based on the Committee’s reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive Compensation was Received. The Company
Compensation Recovery Policy

shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE upon request.

(b)Incentive Compensation Performance Periods Subject to Recovery. The requirements of this Section 3.1 shall apply to all Incentive Compensation Received during the three completed fiscal years immediately preceding Restatement Date and any stub period or transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year).

3.2    Misconduct
(a)In the event that an Executive Officer engages in Misconduct, the Company shall recover any excess Incentive Compensation, as calculated under Section 3.1(a), as described in this Section.

(b)No Accounting Restatement. If the Committee determines that a financial metric used to determine the grant, vesting or payment of Incentive Compensation was calculated incorrectly, and such miscalculation does not result in an Accounting Restatement but it was the result of Misconduct, the Committee shall consider the circumstances and either require reimbursement of all or part of the Award that was previously vested or paid to the Executive Officer, authorize the cancellation of unpaid or unvested Awards in the amount by which any such Award was the result of a miscalculation of a performance metric, or both, as the Committee determines in its discretion.

(c)Notwithstanding the foregoing or anything contained herein to the contrary, in order to prevent duplicative recovery, this Section 3.2 shall not apply to any Executive Officer to the extent that any such Executive Officer is required to surrender erroneously awarded Incentive Compensation pursuant to Section 3.1.

3.3 Discretionary Recovery upon Miscalculation of Performance Metric
If the Committee determines that a financial metric used to determine the grant, vesting or payment of Incentive Compensation was calculated incorrectly, and such miscalculation does not result in an Accounting Restatement and was not the result of Misconduct, the Committee may require reimbursement of all or part of the Award that was previously vested or paid to the Executive Officer and/or authorize the cancellation of unpaid or unvested Awards in the amount by which any such Award was the result of a miscalculation of a performance metric.

3.4    General Terms for Recovery
(a) Effect of Impracticability of Recovery. The Company is not required to recover erroneously awarded Incentive Compensation to the extent that (1) the Committee determines that such recovery would be impracticable and (2) any of the following conditions are met:
(A) the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered, provided that, before concluding that it would be impractical to recover any amount of erroneously awarded Incentive Compensation based on expense of enforcement pursuant to this clause (a), the company has (x) made a reasonable attempt to recover such erroneously awarded Incentive Compensation, (y) documented such reasonable attempt(s) to recover, and (z) provided such documentation to NYSE;
(B) recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impractical to recover any amount of erroneously awarded Incentive Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation, has provided copy of the opinion is provided to the NYSE; or
Compensation Recovery Policy

(C) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the company or any subsidiary, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C 411(a) and regulations thereunder.
(b) Application Limits. The requirements of this policy shall not apply to Incentive Compensation (1) Received while the Company did not have a class of securities listed on a national securities exchange or a national securities association, or (2) Received by an individual who did not serve as an Executive Officer of the Company any time during the performance period for that Incentive Compensation described in Section 3(b).
(c) Method of Recovery. The Committee may effect reimbursement or recovery in any manner consistent with applicable law including, but not limited to, (1) seeking reimbursement of all or part of an Award previously paid to the Executive Officer, (2) cancelling prior Awards, whether vested or unvested or paid or unpaid, (3) cancelling or setting-off against planned future Awards, and (4) any other method authorized by applicable law or contract that the Committee deems reasonable.
4.0Administration
4.1    Authority of Committee
This policy shall be administered by the Committee. Except as limited by law, or by the Amended and Restated Charter or Amended and Restated Bylaws of the Company, and subject to the provisions of this policy, the Committee shall have full power, authority, and sole and exclusive discretion to construe, interpret and administer this policy. In addition, the Committee shall have full and exclusive power to adopt such rules, regulations, and guidelines for carrying out this policy as it may deem necessary or proper, all of which power shall be executed in the best interests of the Company and in keeping with the objectives of this policy.
4.2    Decisions Binding
In making any determination or in taking or not taking any action under this policy, the Committee may obtain and may rely on the advice of consultants, advisors, and experts, including advisors otherwise engaged by the Company. Actions and decisions of the Committee under this policy shall be in the Committee’s sole and absolute discretion and shall be conclusive and binding on all parties.
4.3    Prohibition on Indemnification
The Company shall not indemnify any Executive Officer or former Executive Officer against the loss of Incentive Compensation under this policy, any claims by any such Executive Officer relating to the Company or any Subsidiary’s enforcement of its rights under this policy or pay or reimburse any such Executive Officer for insurance premiums to recover losses under this policy.

4.4    Reporting
The Company shall disclose the existence and terms of this policy under applicable federal securities laws in accordance with the rules and regulations of the Securities and Exchange Commission.
4.5    Acknowledgement
    Each Executive Officer shall execute and deliver to the Company an acknowledgement and agreement to be bound by the terms of this policy (or an employment agreement that includes such an acknowledgement and agreement).
4.6    Other Recoupment Rights
(a) Any right of recoupment under this policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company or a Subsidiary pursuant to (i) the terms of any recoupment provisions in any cash incentive or equity compensation plan or award agreement, or any other agreement or plan, (ii) any other legal requirements, including, but not limited to, Section 304 of Sarbanes-Oxley Act of 2002 (subject to Section 4.7(b) below), and (iii) any other legal rights or remedies available to the Company.

(b) Notwithstanding anything herein to the contrary, to the extent that any erroneously awarded Incentive Compensation includes any amounts that have been actually reimbursed to the Company or a Subsidiary from any Executive Officer pursuant to Section 304 of the Sarbanes-
Compensation Recovery Policy

Oxley Act (any such amounts that have been reimbursed to the Company or a Subsidiary, the “Applicable SOX Recoupment Amount”), in order to prevent duplicative recovery, the amount of any erroneously awarded Incentive Compensation to be recovered from any such Executive Officer shall be reduced by the Applicable SOX Recoupment Amount.

4.7 Amendment; Termination; Interpretation

The Committee may amend or terminate this policy at any time, subject to compliance with all applicable legal requirements, and the rules and requirements of the NYSE. It is intended that Sections 3.1 and 3.4 of this policy be interpreted in a manner that is consistent with the SEC/NYSE Clawback Rules.

5.0 Exceptions to Policy
No exceptions to this policy will be permitted.
Compensation Recovery Policy